UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of April 2020
(Commission File.  No. 000-30718).
SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)
Registrant’s Telephone Number, including area code: 604-231-1100
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F	☐	40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:	☐	No:	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:	☐	No:	☒

Exhibit(s)

99.1	Cooperation Agreement, dated as of April 16, 2020, by and among Sierra Wireless, Inc., Lion Point Capital, LP and certain of its affiliates

99.2	Form 51-102F3: Material Change Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: April 17, 2020